EXHIBIT 99.3

BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

FEBRUARY 26, 2014

TABLE OF CONTENTS

CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	2
Recent History	3
October Public Offering	3
Azure Transaction	3
Anglo Investment	4
March Public Offering	4
Engineering Services Contract with Volkswagen AG	4
Ballard Material Products Assets Sale	4
Transfer of Interest in AFCC	5
IdaTech Asset Acquisition	5

OUR BUSINESS	5
Revenues from Market Segments	6
Our Markets, Products and Services	7
Product & Service Overview	7
Fuel Cell Products and Services	9
Commercial Stage Markets	9
Telecom Backup Power	9
Material Handling	10
Development Stage Markets	11
Buses	11
Distributed Generation	12
Engineering Services	13
Impact of Regulations and Public Policy	14
United States	14
Other Jurisdictions	15
Research and Product Development	16
Intellectual Property	16
Quality	17
Facilities	18
Human Resources	18

SHARE CAPITAL AND MARKET FOR SECURITIES	18

DIVIDEND RECORD AND POLICY	20

DIRECTORS AND OFFICERS	20
Board of Directors	20
Executive Officers	22
Shareholdings of Directors and Senior Officers	23

AUDIT COMMITTEE MATTERS	23

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Audit Committee Mandate	23
Composition of the Audit Committee	23
Audit Fees	25
Audit-Related Fees	26
Tax Fees	26
All Other Fees	26

TRANSFER AGENT AND REGISTRAR	26

LEGAL PROCEEDINGS	26

INTERESTS OF EXPERTS	26

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	27

MATERIAL CONTRACTS	27
October Public Offering	27
Azure Transaction	27
Anglo Investment	28
March Public Offering	28
Engineering Services Contract with Volkswagen AG	29
Ballard Material Products Asset Sale	29
IdaTech Asset Acquisition	30
Superior Plus Transaction and Associated Material Contracts	31
Indemnification Arrangements	31

RISK FACTORS	33

ADDITIONAL INFORMATION	42

APPENDIX "A" Audit Committee Mandate	43

Committee Timetable	55

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This Annual Information Form and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended.  When used in this Annual Information Form, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements.  Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, including, without limitation the following risks and uncertainties which are discussed in the section of this Annual Information Form entitled "Risk Factors": we may not be able to achieve commercialization of our products on the timetable we anticipate, or at all; we expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary; a mass market for our products may never develop or may take longer to develop than we anticipate; we may not be able to successfully execute our business plan; in our engineering services market, we depend on a single customer for the majority of our revenues; in our material handling market, we depend on a single customer for the majority of our revenues; we have limited experience manufacturing fuel cell products on a commercial basis; global economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers; potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan; we could be adversely affected by risks associated with acquisitions; we are subject to risks inherent in international operations; exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; we are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products; we are dependent on third party suppliers for the supply of key materials and components for our products and services; we currently face and will continue to face significant competition; we could lose or fail to attract the personnel necessary to run our business; public policy and regulatory changes could hurt the market for our products; we depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success; we could be liable for environmental damages resulting from our research, development or manufacturing operations; our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims; and the other risks and uncertainties discussed elsewhere in this Annual Information Form.

The forward-looking statements contained in this Annual Information Form speak only as of the date of this Annual Information Form.  Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form, including the occurrence of unanticipated events.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Ballard was incorporated on November 12, 2008 under the Canada Business Corporations Act, under the name "7076991 Canada Inc.".  Ballard changed its name to "Ballard Power Systems Inc." on December 31, 2008.  Ballard's head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

Previously, Ballard Power Systems Inc. was a British Columbia company incorporated on May 30, 1989.  The original predecessor to Ballard was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries.  In the course of investigating environmentally clean energy systems with commercial potential, we began to develop fuel cells and have been developing fuel cell products since 1983.

In this Annual Information Form, references to "Corporation", "Ballard", "BPS", "we", "us" and "our" refers to Ballard Power Systems Inc. and, as applicable, its subsidiaries.  All dollar amounts are in United States dollars unless otherwise indicated.

Intercorporate Relationships

We have four principal subsidiaries and affiliates: Ballard Fuel Cell Systems Inc., a Delaware corporation that develops methanol-fueled clean energy backup power systems; Dantherm Power A/S ("Dantherm Power"), a Denmark-based corporation jointly owned with Dantherm A/S and Azure Hydrogen Energy Science and Technology Corporation that develops hydrogen-fueled clean energy backup power systems; BDF IP Holdings Ltd. ("IP Holdings"), a Canadian corporation that holds intellectual property assets; and Ballard Services Inc., a British Columbia company that provides engineering services.

The following chart shows these principal subsidiaries and affiliates, their respective jurisdictions of incorporation and our percentage of share ownership in each of them, all as of February 26, 2014:

________________
Notes
(1)	The Corporation holds 52% of the shares of Dantherm Power A/S; Dantherm A/S holds 38%; and Azure Hydrogen Energy Science and Technology Corporation holds 10%.

(2)
The Corporation holds all of the non-voting, participating shares of IP Holdings and 34% of the voting, non-participating shares of IP Holdings, with each of Daimler AG and Ford Motor Company holding 33% of the voting, non-participating shares.

Recent History

Over the past three years, we have continued to focus on our core fuel cell business and on markets with near-term commercial prospects. In support of this strategy, we have focused on bolstering our cash reserves to strengthen our capability to execute on our growth priorities. We have undertaken the following significant transactions in executing on this strategy.

October Public Offering

On October 9, 2013, we closed an underwritten offering in the United States (“October Offering”) of 10.35 million units at a price of US$1.40 per unit for gross proceeds of $14.5 million, which includes the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares and warrants to cover over-allotments. Each unit in the October Offering was comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant is exercisable immediately upon issuance, having a 5-year term and an exercise price of US$2.00 per share.

Azure Transaction

On September 26, 2013, we entered into multi-year agreements with Azure Hydrogen Energy Science and Technology Corporation (“Azure”) to support Azure’s zero-emission fuel cell bus program for the Chinese market. Azure plans to partner with Chinese bus manufacturers in a phased development program for deployment of zero-emission fuel cell buses in China, using Ballard’s fuel cell technology. The expected value of the transaction to Ballard over the initial 12 months of the first phase is approximately US$11.0 million, related to the license for module assembly together with associated equipment and engineering services.

Anglo Investment

On March 28, 2013, we completed a private placement with Anglo American Platinum Limited (“Anglo”) under which Anglo invested US$4.0 million in Ballard through its PGM Development Fund. The investment was in the form of a US$4.0 million, 5-year, non-interest bearing convertible promissory note (“Note”) issued by Ballard. The Note is convertible into, or repayable with, common shares at a price of US$0.84 per share (an aggregate of 4.76 million common shares are issuable on conversion or repayment of the entire US$4.0 million Note). This price per common share was set at a 20% discount to the market price of the common shares on the closing date of the transaction.

March Public Offering

On March 26, 2013, we closed an underwritten offering in the United States (“March Offering”) of 7.275 million units at a price of US$1.10 per unit for gross proceeds of US$8.0 million. Each unit in the March Offering was comprised of one common share and one warrant to purchase one common share. Each warrant is exercisable immediately upon issuance and has a 5-year term and an exercise price of US$1.50 per share.

Engineering Services Contract with Volkswagen AG

 On March 6, 2013, we entered into an agreement with Volkswagen AG under which we will provide Volkswagen with engineering services to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is for 4 years, with an option for a 2-year extension. The expected contract value is in the range of C$60-100 million.

Work involves the design and manufacture of a next-generation fuel cell for use in Volkswagen HyMotion demonstration cars. Ballard engineers are supporting critical areas of fuel cell product design – including the membrane electrode assembly (MEA), plate and stack components – along with testing and integration work.

Ballard Material Products Assets Sale

 On January 31, 2013, we completed the sale of substantially all of the assets in our Lowell, Massachusetts based Material Products division for gross cash proceeds of

$10.5 million and additional potential proceeds of up to $1.5 million. The additional proceeds of up to $1.5 million are payable in 2014 and 2015 (through a GDL product credit) if the former Material Products division attains certain financial results in 2013.

Transfer of Interest in AFCC

On January 31, 2013, our 19.9% equity interest in AFCC Automotive Fuel Cell Corporation Corp. (“AFCC”) was transferred to Ford pursuant to a purchase agreement with Ford, Daimler and AFCC dated January 31, 2008 (the “Share Purchase Agreement”). As part of an agreement with a financial institution in December 2009 to monetize our rights under the Share Purchase Agreement, Ballard pledged its shares in AFCC and assigned to that financial institution its right to sell those shares to Ford.

IdaTech Asset Acquisition

On August 1, 2012, we completed an agreement to acquire key assets and product lines from IdaTech LLC (“IdaTech”), a former customer of Ballard. In exchange for $7.5 million of Ballard shares issued from treasury (7.1 million Ballard shares valued at $1.05 per share based on our share price as of the acquisition date), we acquired IdaTech’s key assets including fuel cell systems inventory, prepaid rights to inventory, product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a manufacturing facility in Tijuana, Mexico, and certain property, plant and equipment. Acquired fuel cell systems inventory, prepaid rights to inventory, product lines and intellectual property consist of both direct hydrogen units as well as methanol fuelled units and are designed for deployment as emergency backup power in the networks of wireless telecom service providers. The methanol systems incorporate a fuel reformer to extract hydrogen from a mixture of methanol and water which is then used as feedstock for the fuel cells.  In January 2013, Ballard exercised its right to assume control of IdaTech’s contract manufacturing facility in Tijuana, Mexico.

           OUR BUSINESS

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale, service and license of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with Ballard’s proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Strategy

Our business strategy is a three-pronged approach to build shareholder value through product sales, engineering services, and licensing. In product sales, our focus is to leverage our product leadership and early mover positioning in the Telecom Backup Power and Material Handling markets. Through engineering services, our strategy is to leverage our technical capabilities and intellectual property, working with lead customers in profitable contract programs which could result in additional product sales opportunities. Our approach to Licensing is to monetize our extensive intellectual property portfolio and fundamental knowledge in ways that establish new customer relationships as well as opportunities in new markets. To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on bolstering our cash reserves in addition to continued efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue bearing engineering service projects.

Revenues from Market Segments

During 2013, we reported our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale, service and license of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

As a result of the disposition of our Material Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 and 2012 consolidated financial statements. As such, the operating results of the former Material Products segment for January 2013 and for 2012 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Material Product segment sold carbon fiber products primarily for automotive transmissions and GDLs for fuel cells.

The following chart shows the percentage of total revenues which arises from sales to investees and sales of products and services to other customers, for the years 2013 and 2012:

	2013	2012
Revenues from Fuel Cell Products and Services
Percentage of total revenues	100%	100%
Portion representing sales to investees(1)	0.2%	9.5%
Portion representing sales to customers other than investees	99.8%	90.5%

Our Markets, Products and Services

Product & Service Overview

Ballard's product offering provides for a cost effective and flexible set of fuel cell power solutions.  Ballard provides products in three distinct product classes:

(1)
Fuel cell stacks:  Ballard provides FCgen® and FCvelocity® fuel cell stacks to original equipment manufacturer (“OEM”) customers and system integrators that use the stacks to produce fuel cell systems for power solutions.  As the stack provider, Ballard is the power inside the system.

(2)
Fuel cell modules:  Ballard builds the stacks into self-contained FCvelocity®-HD modules that are plug-and-play into a larger system.  As a fuel cell module provider, we make it easier for OEMs and system integrators to create fuel cell systems.

(3)
Fuel cell systems:  Ballard also builds complete fuel cell systems for stationary power markets that are designed to solve certain energy needs of our customers.  The ElectraGen® product lines provide fuel-flexible (hydrogen & methanol)

(1) In the table, “investees” means AFCC for 2012 and January 2013. On January 31, 2013, our 19.9% equity interest in AFCC was transferred to Ford pursuant to the Share Purchase Agreement.

system solutions for Back-up power markets. The ClearGen™ product line provides system solutions for large scale Distributed Generation markets.

(4)	Engineering Services: We provide engineering services for a variety of fuel cell applications.

(5)
Material Products:  As of December 31, 2012, we designed, developed, manufactured, sold and serviced carbon fiber materials that can be used in a variety of fuel cell and non-fuel cell applications.  As of January 31, 2013, Ballard divested this business but maintains a strong customer/supplier relationship with the purchaser, AvCarb LLC.

The following table lists the key fuel cell and non-fuel cell products we currently produce, have under development or are testing.

Motive Power Product Family: FCvelocity® Fuel Cell Products
Product Name	Application	Status
FCvelocity®-9SSL	Material handling	Sales to OEMs and system integrators
FCvelocity®-1020ACS	Material handling	Sales to OEMs and system integrators
FCvelocity®-HD6	Buses	Sales to OEMs and system integrators

Stationary Power Product Family: FCgen® Fuel Cell Products and System Products
Product Name	Application	Status
FCgen®-1020ACS	Back-up power	Sales to OEMs and system integrators
FCgen®-1300	Back-up power Distributed generation	Sales to OEMs and system integrators
ClearGen™	Distributed generation power systems	Sales to customers
ElectraGen®-H2	Back-up power systems (Dantherm Power and Ballard)	Sales to customers

Stationary Power Product Family: FCgen® Fuel Cell Products and System Products
Product Name	Application	Status
ElectraGen®-Me	Back-up power systems	Sales to customers

Fuel Cell Products and Services

Commercial Stage Markets

Telecom Backup Power

Our focus in the back-up power market is on the telecommunications industry. The back-up power market is characterized by infrequent, extended duration power demand, in areas with reliable grids where outages typically occur monthly or less frequently and by frequent use power demand, in areas with unreliable grids experiencing regular outages often lasting 4-8 hours or more.

We provide clean energy fuel cell back-up power systems for telecom equipment suppliers for installation in either indoor or outdoor applications. Dantherm Power develops clean energy hydrogen fuel cell back-up power systems, while Ballard Fuel Cell Systems Inc. primarily focuses on methanol-fueled systems. The FCgen®-1020ACS fuel cell product is our primary stack platform in the back-up power market.

In 2013, Ballard completed the commissioning of 796 ElectraGen® systems, including over 300 5kW ElectraGen®-ME systems for cellular operators in Japan. Ballard also shipped 120 5kW ElectraGen®-H2 and 100 5kW ElectraGen®-ME modules to China. A total of 230 ElectraGen® products were also shipped to telecom operators in Southeast Asia, Europe, United States and Africa, mainly through our network of channel partners. Shipment of fuel cell stacks to back-up power market customers in 2013 totalled approximately 500 units.

Competition

The back-up power market is currently dominated by diesel generators and batteries.  Advanced battery technology continues to make modest progress in the back-up power generation market.  However, advanced battery technologies still require lengthy recharging and, in many cases, cannot meet desired run times without requiring substantial space.  We believe that PEM fuel cell products are superior to batteries in some applications, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

Companies developing PEM fuel cell systems for back-up power applications include Hydrogenics, Altergy and ReliOn.  We seek to gain competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.

Material Handling

The material handling market includes target industrial vehicles such as forklifts, automated guided vehicles ("AGVs") and ground support equipment (“GSE”).  Our initial focus is on battery-powered Class 1 counter balance lift trucks, Class 2 reach trucks and Class 3 pallet forklifts and AGVs. Our primary product for the material handling market is the FCvelocity®-9SSL, which is applicable to Class 1, Class 2 and Class 3 forklift truck solutions.  We also supply the FCvelocity®-1020ACS, our second-generation air-cooled fuel cell product, for light-duty material handling applications.

Our customer and partner in North America is Plug Power, a specialized system integrator achieving early market penetration deploying its GenDrive™ battery pack replacement fuel cell systems.  In 2010, Plug Power began offering commercial GenDrive™ systems designed for Class 1, Class 2 and Class 3 trucks, all using Ballard fuel cells.  Ballard’s current equipment supply agreement with Plug Power extends through 2014.

Material handling fuel cell stack shipments in 2012 totalled 2,022 units, which represents a 42% increase over 2011 shipment levels.  Shipments in 2013 were 2,325 units, which represent a 15% year-on-year increase. Ballard expects larger growth in 2014 as Plug Power executes repeat multi-facility orders with key customers, such as Walmart, Sysco and Kroger.

In order to support market growth, we continue to pursue cost reduction of our FCvelocity®-9SSL and FCvelocity®-1020ACS fuel cell products.  To date we have reduced the cost of these fuel cell products by roughly 50% since 2008. With increased purchase order commitments from Plug Power, we anticipate that both the scale and cadence of associated product shipments will contribute to increased manufacturing efficiency and further reductions in fuel cell stack costs.

Competition

Class 2 and Class 3 forklift trucks are currently dominated by lead-acid battery-powered solutions, as are Class 1 forklift trucks intended for indoor applications.  Internal combustion engine ("ICE") power is typically seen as the solution for forklift trucks in Class 1 for outdoor applications.  Compared to batteries, fuel cell systems in Class 1, Class 2 and Class 3 forklift trucks can provide extended run time without frequent and lengthy battery replacement and recharging cycles.  For high-throughput, multi-shift warehouse or manufacturing operations, fuel cell forklift trucks can provide a lower life cycle cost and total cost of ownership when compared with traditional lead-acid battery solutions.

Companies developing fuel cell systems for material handling applications include Hydrogenics and Nuvera.  We seek to gain a competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost. Plug Power is the only company currently offering a full suite of class 1, 2 and 3 forklift solutions to the material handling market.

Advanced battery technology continues to make progress in the material handling market.  However, the high up-front cost of advanced batteries continues to be a barrier to broad market adoption.  Furthermore, advanced battery technologies still requires significant time for recharging and, in many cases, cannot meet desired run times without requiring spare batteries and substantial space for battery charging and storage.

Development Stage Markets

Buses

We provide fuel cell modules for public transit buses.  These fuel cell buses rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements and are government-subsidized, thus enabling the purchase of pre-commercial fleets.

Ballard designs and manufactures the FCvelocity®-HD6 fuel cell module delivering 75 - 150 kW of power for use in the bus market.  Ballard supplies the fuel cell modules to hybrid drive and coach manufacturer customers that deliver zero-emission fuel cell-powered buses to transit operators around the world.

At the end of 2013, there were 49 Ballard-powered fuel cell buses operating in ten cities worldwide:  Whistler, BC (20) – the largest fuel cell bus fleet in the world; Palm Desert, California (2); London (8); San Remo (5); Oslo (5); Amsterdam (2); Cologne (2); Shanghai (3); Mumbai (1); and São Paulo (1).   To date, Ballard-powered fuel cell buses have accumulated more than 300,000 hours of operation, accumulated more than 4.7 million kilometres in service and transported more than 7.5 million passengers.  It was announced in late 2013 that the Whistler fleet is to be de-commissioned in 2014 after five successful years of operation.

Product cost reduction efforts for the FCvelocity®-HD6 fuel cell module in 2012 have focused on unit cell design enhancements, including extension of durability and lifetime.  This ongoing effort was partially funded by a C$4.8 million award received in January 2010 (revised to C$6.9 million in June 2012) from Sustainable Development Technology Canada (“SDTC”) for the period from 2010 to 2012 (extended to November 2013) to further develop fuel cell power module technology for the transit bus market.  Product cost reductions continued in 2013 with the development of our next generation bus module, FCvelocity®-HD7, which is anticipated to reduce total cost of the module by 25% and is expected to be commercially launched during 2014.  These ongoing cost reductions remain partially funded through the support of SDTC.

Competition

Diesel-powered buses currently dominate the market today.  Compressed natural gas ("CNG") and diesel electric hybrid buses are lower-emission alternatives to diesel buses in limited service today.  Other variants available today include gasoline hybrid buses and CNG hybrid buses.  Electric trolley buses provide a zero-emission alternative, however, their purchase price is high and the overhead catenary power infrastructure is expensive to maintain and is considered aesthetically undesirable in many urban centres.  Recently, hydrogen internal combustion engines have been demonstrated in transit buses with both conventional and hybrid drive systems.  These have not been widely adopted primarily because of very low fuel efficiency, low power and low operational reliability.

We believe that fuel cells are the best zero-emission alternative for transit applications.  They offer much greater fuel efficiency than conventional diesel buses, eliminate greenhouse gas emissions and eliminate the need for unsightly overhead catenary wires.

Companies developing fuel cell systems for transit bus applications include Hydrogenics and Nedstack.  We have accumulated far more operating hours in real transit operations than any other fuel cell manufacturer.  We believe this experience has enabled us to produce more reliable, more durable and easier to integrate products than our competitors.

Distributed Generation

Large scale distributed generation ("DG") is an exploratory market for Ballard with limited resources and focus currently committed.  We first entered into this space in 2009, with the announcement of the supply agreement to deliver a 1 MW solution utilizing our motive power fuel cells to FirstEnergy, an Ohio based energy company, for use in a utility load management demonstration project.  The unit was shipped in the third quarter of 2010, and began operation on November 1, 2010 and has been operated for demonstration purposes through 2013.

In October 2011, we received a Frost & Sullivan award for new product innovation for the ClearGen™ fuel cell system (North American Stationary PEM category).  The system was praised for surpassing the competition in terms of fuel cell durability, product cost and load-following capability, all keys to commercially viable grid-scale solutions.

In April 2011, Ballard entered into an agreement with Toyota Motor Sales USA Inc. (“Toyota”) to deploy a 1 MW ClearGen™ fuel cell system to provide peak electrical power and heat at the Toyota facility in Torrance, California.  The unit was successfully installed and commissioned in August of 2012 and continues to operate.

In June 2011, we obtained an C$7.0 million (revised to C$7.3 million in December 2012) award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 (extended to 2014) to be used to extend the operating life and lower the product cost of FCgen®-1300, the fuel cell product that powers Ballard’s ClearGen™ distributed generation system.

Competition

The distributed generation market is large and varied.  As such, depending on the application, diesel gensets or natural gas gensets would be considered current technologies. Hydrogen fuelled IC engines, advanced battery technologies and other fuel cell systems are emerging as competitive technologies.  Fuel cell systems offer significant efficiency and emissions improvements over gensets and hydrogen fuelled IC engines.  Advanced battery technologies cannot meet desired run times without requiring substantial capital cost and installation space.

Companies developing PEM fuel cell systems for distributed generation market applications include Nedstack and Hydrogenics.  Companies developing other fuel cell systems for this market are ClearEdge Power (phosphoric acid fuel cells), Fuel Cell Energy (molten carbonate fuel cells) and Bloom Energy (solid oxide fuel cells).

Engineering Services

During the last half of 2011, we refined our business strategy and established a focus on engineering services to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing.  This new operating unit has continued to grow through 2012 and 2013 and now offers fuel cell product developers an opportunity to capitalize on Ballard’s competency in a range of specialized fuel cell activities, with the Ballard team providing tools and technologies for development, optimization, integration and validation of fuel cell components, stacks and systems.

We provide flexible programs, ranging from short-term analysis to extensive, multi-year product development projects. Current efforts are predominantly in support of automotive research programs; however, we are also pursuing opportunities in a number of other emerging markets, including aerospace, railway, residential and military applications.

In March 2013, we signed an agreement with Volkswagen AG for an engineering services contract to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. Ballard engineers are supporting critical areas of fuel cell product design – including the membrane electrode assembly (MEA), plate and stack components – along with testing and integration work. Ballard has continued through 2013 to execute engineering services projects for other automotive customers.

As part of the transaction to support Azure’s zero-emission fuel cell bus program, Ballard has agreed to provide a license, associated equipment and engineering services to enable assembly of FCvelocity®-HD7 bus power modules by Azure in China.

Competition

In the automotive sector, our main competition for engineering services is the automakers’ ‘in-house’ capabilities. Companies providing fuel cell test equipment include FuelCon, Greenlight Innovation and Kratzer. More broadly, Intelligent Energy provides a partnership model approach across several markets, including automotive and stationary, ranging from technology licensing and royalty-based agreements to collaborative joint ventures. Ricardo offers modeling services and system design, but has more limited capability in core fuel cell technology.

Impact of Regulations and Public Policy

United States

At the federal level, the Emergency Economic Stabilization Act of 2008 includes tax incentives to help minimize the cost of hydrogen and fuel cell projects.  It offers an investment tax credit of 30% for qualified fuel cell property or $3,000/kW of the fuel cell nameplate capacity (i.e., expected system output), whichever is less.  The equipment must be installed by December 31, 2016.  In addition, it features a credit of 10% for combined-heat-and-power-system property.

The American Recovery and Reinvestment Act of 2009 expands incentives to encourage the installation of fuel cells and hydrogen fueling infrastructure. Incentives include:

●	A fueling facility tax credit, which increases the dollar cap of the 30% hydrogen fueling infrastructure tax credit from $30,000 to $200,000.

●	A manufacturing credit, which creates a 30% credit for investment in property used for manufacturing fuel cells and other technologies.

●	A residential energy-efficiency credit, which raises the investment-tax-credit dollar cap for residential fuel cells in joint occupancy dwellings to $3,334/kW.

At the state level, the California Self-Generation Incentive Program, which is funded by ratepayers and administered by utilities, provides incentives for fuel cell generation.  In 2011 the incentive was $2250/kW for power plants that operate on hydrogen from non-renewable resources and $4250/kW for those that operate on hydrogen from renewable resources.  The program is funded annually and guidelines are published in a yearly handbook.

The availability of these incentives is expected to help drive demand for fuel cell products.

Other Jurisdictions

In Canada, SDTC operates the $590 million SD Tech Fund which supports projects that address climate change, air quality, clean water, and clean soil.  The SD Tech Fund provides financial contributions to projects aimed at supporting the late-stage development and pre-commercial demonstration of clean technology solutions.  SDTC does not require any repayments of the financial contributions it provides to funded projects through the SD Tech Fund.  As noted elsewhere, SDTC agreed to provide Ballard with up to $11.8 million for funded projects that will extend through 2013.

As of 2012, feed-in tariff policies have been enacted in 92 jurisdictions around the world to encourage the adoption of renewable energy sources. Under a feed-in tariff, utilities are obligated to buy electricity from all eligible participants at rates based on the cost of renewable energy generation, which enables a diversity of projects to be developed at a reasonable return on investment. The rates are typically designed to ratchet downward over time to track technology improvements and overall cost reductions. Feed-in tariff programs also typically offer long-term (15–25 year) guaranteed purchase contracts for the electricity generated from such projects. Programs that support energy generation from hydrogen sources are expected to help drive demand for fuel cell products.

Another policy that is emerging in importance is the “quota” or “renewable portfolio standard” (“RPS”). A quota/RPS is a government-mandated obligation on a utility company, group of companies, or consumers to provide or use a predetermined amount of renewable electricity. By early 2012, quota/RPS policies existed in 18 countries at the national level and in at least 53 other jurisdictions at the state, provincial, or regional level.

Beginning in 2012, the Ministry of Commerce, Industry and Energy (MOCIE) in Korea introduced an RPS as an alternative plan to the FIT. The program will mandate that 14 utilities generate 4% of electricity from renewables in 2015, increasing to 10% by 2020. Fuel cell projects receive the highest level of support under the Korea RPS system and this is expected to help drive demand for our products.

In Europe, the Fuel Cells and Hydrogen Joint Undertaking (“FCH JU”) – part of the Joint Technology Initiative - is a public private partnership supporting research, technological development and demonstration activities in fuel cell and hydrogen energy technologies that provides subsidies for eligible projects through a cost share mechanism.  FCH JU has a total budget amounting to nearly 1bn EUR to be invested by 2013 for projects through 2017. The sixth annual call for proposals has been published with a due date of May 2013.

Research and Product Development

Ballard’s research activities are primarily focused on the MEA and its sub-components, aimed at improving the overall cost, durability, and reliability of our products.  Material development for other unit cell components, such as bipolar plates, frames, seals and adhesives, is another area of research focus.  Product development activities have been primarily directed at cost reduction.  Progress is driven by leveraging stack component designs, materials, and manufacturing processes across multiple product platforms.  In addition, warranty cost reduction is enabled through improved durability and reliability growth.

Intellectual Property

Ballard’s technical strengths lay in our proprietary MEA design, combined with our extensive stack and system integration capabilities, which enables development of complete end-user systems that meet or exceed customer specifications, across a wide range of market applications.

Our intellectual property covers multiple aspects of our technology, including: materials and components; cell, stack and systems architecture; stack/system operation and control; and manufacturing processes. Our intellectual property portfolio is not limited to our patents and patent applications; it also includes know-how and trade secrets developed over more than 25 years of research and product development.

As of February 26, 2014, Ballard owns or controls through IP Holdings, patents approximately as follows: 54 United States granted patents, 77 non-United States granted patents, 4 United States published patent applications and 34 published non-United States patent applications.  Our patents will expire between March 2014 and August 2030.

We hold licence rights to additional intellectual property from a number of third parties.  We have a royalty-free non-exclusive license to approximately 350 patents and patent applications from IdaTech LLC for methanol reforming and other fuel cell-related technologies.  These licences also include non-exclusive, royalty-free access to all of the intellectual property rights held by NuCellSys GmbH ("NuCellSys"), a Daimler subsidiary, and to all of the intellectual property rights relating to fuel cells developed by Daimler, Ford and their subsidiaries (either directly or through AFCC), including any intellectual property rights developed by them until January 31, 2013.  As of February 26, 2014, of the approximately 2,000 patents and patent applications that were included in these licenses, approximately 500 of them are currently granted or pending.

Manufacturing

We currently manufacture our fuel cell products in three facilities. The Burnaby facilities are focused on the production of membrane electrode assemblies (MEAs), integration and testing of fuel cell stacks, assembly and testing of HD bus modules and distributed generation systems, as well as in support of products required through our engineering services contracts. We have invested extensively over the past few years to upgrade our MEA production capabilities from a discrete manufacturing methodology to an automated roll-to-roll process that is capable of supporting expected future growth. In Tijuana, Mexico, we operate a facility that is focused on the assembly of our ElectraGen® product line. This facility has sufficient capacity for near-term shipment volumes and, with minimum investment, can be expanded to support future market growth.

Many of the materials and components comprising the MEAs and the fuel cell stacks, along with key balance of plant items, are proprietary in nature and have been developed in joint collaboration between Ballard and our key supply base. Strategic supply agreements have been executed with these key suppliers to ensure security of supply, protection of our intellectual property, and adherence to our strict quality and reliability standards.

Quality

Quality is an integral part of the Ballard culture. Our processes and systems are focused on ensuring that every product that is shipped to our customers conforms to their expectations and contractual requirements while being produced in a safe and environmentally conscious manner.  We adhere to our Quality Policy Statement, which reads, “Ballard is committed to being a world leader in the commercialization of cost effective fuel cells by conducting our business in a manner that meets or exceeds our customer and stakeholder requirements, manufactures the highest quality products, safeguards the health and safety of all, and, sustains our natural environment”.

Ballard maintains quality registration to ISO 9001, and during 2013, we also successfully achieved registration to ISO 14001. Conformance to these quality systems is ensured through our Integrated Management System. We also strive for continuous improvements in our manufacturing processes through such practices as Lean Manufacturing, 5-S and the advocacy of Six Sigma.

Facilities

We currently have the following principal facilities: (a) a leased 116,797 square feet (10,850 square meters) facility in Burnaby, British Columbia that houses our corporate headquarters and our fuel cell development, manufacturing and testing activities; (b) a leased 112,000 square feet (10,405 square meters) facility in Burnaby that houses some of our manufacturing facilities, as well as manufacturing facilities of Mercedes-Benz Canada and AFCC through a sublease; (c) a leased 8,676 square feet (806 square metres) facility in Bend, Oregon that houses our ElectraGen® product development group and system test lab; (d) a leased 4,100 square feet (381.5 square meters) facility in Hobro, Denmark; and (e) a leased 38,000 square feet (3,530 square metres) facility in Tijuana, Mexico which we operate under a shelter agreement for the manufacturing and testing of our ElectraGen® systems.

As per our Quality Statement, we are committed to ensuring that each of these facilities is operated in full compliance with all applicable laws, as well as all health, safety, and regulatory standards.

Human Resources

As of December 31, 2013, we had approximately 335 employees, 270 in Canada, 30 in the United States and 35 in Denmark, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, sales, business development, legal, finance, human resources, information technology and business management.  Our employees in Canada and the United States are not represented by any labour union.  In Denmark, there are two groups of technical employees subject to collective agreements, totalling less than 15 employees.  Each employee must agree to confidentiality provisions as part of the terms of his or her employment, and certain employees have also executed non-competition agreements with us.

SHARE CAPITAL AND MARKET FOR SECURITIES

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares.  As of February 26, 2014, our issued share capital consisted of 110,436,401 common shares.  Our common shares are listed and trade on the Toronto Stock Exchange ("TSX") under the symbol "BLD" and on the National Association of Securities Dealers Automated Quotation Global Market ("NASDAQ") under the symbol "BLDP".

The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2013:

	TSX		NASDAQ
	Price Range (CDN$)	Average Daily Volume (#)	Price Range (U.S.$)	Average Daily Volume (#)
January	$0.60-0.73	80,814	$0.59-0.75	194,062
February	$0.65-0.75	41,526	$0.67-0.73	96,831
March	$0.74-1.43	429,494	$0.70-1.41	1,382,422
April	$0.80-1.04	89,082	$0.78-1.02	438,587
May	$0.96-2.08	485,909	$0.92-2.02	2,018,815
June	$1.60-2.03	271,300	$1.55-1.99	1,253,341
July	$1.85-2.29	186,380	$1.76-2.21	886,647
August	$1.54-2.08	165,360	$1.46-2.00	719,664
September	$1.54-1.85	137,412	$1.48-1.81	984,284
October	$1.38-1.78	152,019	$1.33-1.73	1,224,192
November	$1.33-1.43	90,986	$1.27-1.38	573,625
December	$1.37-1.81	328,499	$1.28-1.70	2,194,711

The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our Board out of funds legally available therefore and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

Our preferred shares are issuable in series and our Board is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares.  Currently there are no preferred shares outstanding.

DIVIDEND RECORD AND POLICY

To date, we have not paid any dividends on our shares and, because it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.

DIRECTORS AND OFFICERS

Board of Directors

The following chart provides the following information as of February 26, 2014: the name and province or state of residence of each of our directors; each director’s respective positions and offices held with Ballard, their principal occupation during the past five years; the period of time each has served as a director; and the number of shares and deferred share units (the "DSUs") beneficially owned or controlled by each of them.

Name, Province/State and Country of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
Ian A. Bourne Alberta, Canada	Corporate Director and Chair of the Board of Ballard since May 2006. Formerly Executive Vice President and Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from January 1998 to December 2006, and from January 1998 to December 2005, respectively.	2003	26,824/0.024%	182,767/29.66%

Douglas P. Hayhurst British Columbia, Canada	Corporate Director of Ballard. Formerly an executive with IBM Canada Business Consulting Services (consulting services) and a Partner with PricewaterhouseCoopers Management Consultants (consulting services).	2012	5,000/0.005%	68,466/11.11%

Name, Province/State and Country of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
Edwin J. Kilroy Ontario, Canada	Chief Executive Officer of MedAvail Technologies Inc. since November 2012. Formerly Chief Executive Officer of Symcor Inc. (business process outsourcing services) from January 2005 to November 2010.	2002	2,752/0.002%	117,887/19.13%

John W. Sheridan British Columbia, Canada	President and Chief Executive Officer of Ballard since February 2006.	2001	434,522/0.393%	57,943/9.40%

Carol M. Stephenson British Columbia, Canada	Dean of the Richard Ivey School of Business at the University of Western Ontario, a position she has held since 2003. Previously, served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003.	2012	3,550/0.003%	79,828/12.95%

Name, Province/State and Country of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
David B. Sutcliffe British Columbia, Canada	Corporate Director of Ballard. Chief Executive Officer of Sierra Wireless, Inc. from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc.	2005	3,600/0.003%	97,637/15.84%

Ian Sutcliffe Ontario, Canada	Corporate Director of Ballard. Partner at Sutcliffe & Associates Management Consultants since June 1985. Formerly CEO, Chairman and independent director of BluePoint Data (IT services) from September 2001 to June 2011 and Vice Chair and CEO of BCS Global (video conferencing services) from January 2003 to March 2004.	2013	10,000/0.009%	11,736/1.90%

Notes
(1)
The information as to place of residence, principal occupation, business or employment of, and shares beneficially owned, or controlled or directed, directly or indirectly, by a director is not within the knowledge of our management and has been furnished by the director.  Information on shares beneficially owned, or controlled or directed is accurate as at February 26, 2014.

(2)	Rounded to the nearest whole number. Information is accurate as at February 26, 2014.

Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time, they either stand for re-election or leave the Board.  If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Executive Officers

As of February 26, 2014, we had four executive officers.  The name and province or state of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Province/State of Residence	Position	Principal Occupation
John W. Sheridan British Columbia, Canada	President and Chief Executive Officer	Executive of Ballard.

Tony Guglielmin British Columbia, Canada	Vice President and Chief Financial Officer	Executive of Ballard. Formerly SVP Finance and Chief Financial Officer of Canada Line Rapid Transit Inc. (2005 to 2009)

Paul Cass British Columbia, Canada	Vice President, Operations	Executive of Ballard. Formerly Director, Operations of Ballard.

Christopher J. Guzy British Columbia, Canada	Vice President and Chief Technical Officer	Executive of Ballard.

Shareholdings of Directors and Senior Officers

As of February 26, 2014, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 770,899 of our common shares, being 0.70% of our issued and outstanding common shares, and 616,264 DSUs.

AUDIT COMMITTEE MATTERS

Audit Committee Mandate

The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee.  A copy of the Audit Committee’s mandate is attached as Appendix "A" and posted on our website.  This mandate is reviewed annually and the Audit Committee’s performance is assessed.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Ian A. Bourne (ex officio)	Yes	Yes
Mr. Bourne was TransAlta Corporation’s Executive Vice President from January 1998 to December 2006.  From January 1998 to December 2005, Mr. Bourne was the Chief Financial Officer of TransAlta and was responsible for all financial policy, planning and reporting, as well as tax, treasury and risk management planning and implementation.  Mr. Bourne has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

Douglas P. Hayhurst	Yes	Yes
Mr. Hayhurst was an executive with IBM Canada Business Consulting Services and a Partner with PricewaterhouseCoopers Management Consultants.  Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver).  Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario.  He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

Edwin J. Kilroy (Chair)	Yes	Yes
Mr. Kilroy has been the Chief Executive Officer of MedAvail Technologies Inc. since November 2012.  Previously, he was the Chief Executive Officer of Symcor Inc. from January 2005 to November 2010.  Prior to that, Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. from April 2001 to January 2005.

David B. Sutcliffe	Yes	Yes
Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. from May 1995 to October 2005.  From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc. He has completed the

Name	Independent?	Financially Literate?	Relevant Education and Experience
Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
Ian Sutcliffe	Yes	Yes
Mr. Sutcliffe has been a partner at Sutcliffe & Associates Management Consultants since June 1985. Previously, he was CEO, Chairman and independent director of BluePoint Data from September 2001 to June 2011 and Vice Chair and CEO of BCS Global from January 2003 to March 2004. Mr. Sutcliffe was President of Mediconsult.com from June 1995 to June 1999 and President and CEO from 1999 to 2001. Prior to that, he was with Coopers & Lybrand in Vancouver and London, England from June 1979 to June 1985.

The Audit Committee is responsible for recommending the appointment of our external auditors (for shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors.  The external auditors report directly to the Audit Committee.  The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit.  The following table shows the costs incurred with KPMG in 2013 and 2012 for audit and non-audit related work, all of which were approved by the Audit Committee:

Type of Audit Fees	2013	2012
Audit Fees	$447,170	$447,340
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	$3,374
All Other Fees	Nil	Nil

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements, quarterly reviews and services provided in connection with statutory and regulatory filings or engagements relating to prospectuses and other offering documents.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.

Tax Fees

The Tax Fees for 2012 related to tax advisory and transfer pricing services.

All Other Fees

There were no fees paid to KPMG LLP that would be considered “Other Fees” in 2013 or 2012.  Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

LEGAL PROCEEDINGS

We are not involved in any material legal proceedings, nor are any such proceedings known to be contemplated. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

INTERESTS OF EXPERTS

KPMG LLP, our independent auditors, have audited our consolidated financial statements for the years ended December 31, 2013 and 2012. As at the date hereof, KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the Public Company Accounting Oversight Board (United States).

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL
TRANSACTIONS

None of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of ours within our three most recently completed financial years, nor in any transaction or proposed transaction within our current financial year that has materially affected or would materially affect us or any of our subsidiaries.

MATERIAL CONTRACTS

Particulars of every contract that is material to Ballard, other than a contract entered into in the ordinary course of business that is not required to be disclosed under the CSA’s National Instrument 51-102 – Continuous Disclosure Obligations, and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect, are listed below.

October Public Offering

We entered into an underwriting agreement on October 3, 2013 in respect of the October Offering. The October Offering was completed on October 9, 2013, and consisted of the sale of 10.35 million units at a price of US$1.40 per unit for gross proceeds of US$14.5 million, which includes the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares and warrants to cover over-allotments.

Each unit in the October Offering was comprised of one common share and 0.25 of a warrant to purchase one common share of Ballard. Each whole warrant is exercisable immediately upon issuance, having a 5-year term and an exercise price of US$2.00 per share. Net proceeds from the October Offering were approximately US$13.2 million, after deducting underwriting discounts, commissions and other offering expenses.

Ballard filed the underwriting agreement on SEDAR on October 3, 2013 and a Material Change Report in respect of the October Offering on SEDAR on October 9, 2013.

Azure Transaction

On September 26, 2013, we entered into multi-year  agreements (“Azure Bus Licensing Agreement”) with Azure Hydrogen Energy Science and Technology Corporation (“Azure”) to support Azure’s zero-emission fuel cell bus program for the Chinese market. Azure plans to partner with Chinese bus manufacturers in a phased development program for deployment of zero-emission fuel cell buses in China, using Ballard’s fuel cell technology.

For the first phase of the program, Ballard has agreed to provide a license, associated equipment and engineering services to enable assembly of Ballard’s FCvelocity®-HD7 bus power modules by Azure in China. Once this assembly capability is established, Azure will assemble modules with fuel cell stacks to be supplied exclusively by Ballard. The expected value of the transaction to Ballard over the initial 12 months of the first phase is approximately US$11.0 million, related to the license for module assembly together with associated equipment and engineering services.

Ballard filed a Material Change Report in respect of the Azure transaction on SEDAR on October 2, 2013.

Anglo Investment

On March 28, 2013, we completed a private placement with Anglo American Platinum Limited (“Anglo”) under which Anglo invested US$4.0 million in Ballard through its PGM Development Fund to support continued commercial advancement of our fuel cell products in target market applications.

The strategic investment was in the form of a US$4.0 million, 5-year, non-interest bearing convertible promissory note (“Note”) issued by Ballard. The Note is convertible into, or repayable with, Ballard common shares at a price of US$0.84 per share (an aggregate of 4.76 million common shares are issuable on conversion or repayment of the entire US$4.0 million Note). This price per common shares was set at a 20% discount to the market price of the shares on the closing date of the transaction.

Ballard filed a Material Change Report in respect of the Anglo transaction on SEDAR on March 25, 2013.

March Public Offering

We entered into an underwriting agreement on March 20, 2013 in respect of the March Offering. The March Offering was completed on March 26, 2013 and consisted of the sale of 7.275 million units at a price of US$1.10 per unit for gross proceeds of US$8.0 million.

Each unit in the March Offering was comprised of one common share and one warrant to purchase one common share of Ballard. Each warrant is exercisable immediately upon issuance, having a 5-year term and an exercise price of US$1.50 per share. Net proceeds from the March Offering were approximately US$6.8 million, after deducting underwriting discounts, commissions and other offering expenses.

Ballard filed the underwriting agreement on SEDAR on March 22, 2013 and a Material Change Report in respect of the March Offering on SEDAR on March 25, 2013.

Engineering Services Contract with Volkswagen AG

 On March 6, 2013, we entered into an agreement with Volkswagen AG under which we will provide Volkswagen with engineering services to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is for 4 years, with an option for a 2-year extension. The expected contract value is in the range of C$60-100 million.

Work involves the design and manufacture of a next-generation fuel cell for use in Volkswagen HyMotion demonstration cars. Ballard engineers are supporting critical areas of fuel cell product design – including the membrane electrode assembly (MEA), plate and stack components – along with testing and integration work.

Volkswagen will own all intellectual property generated during the program while Ballard retains a royalty-free license to use it for all non-vehicular applications.

Ballard filed the agreement on SEDAR on March 15, 2013 as an attachment to the Material Change Report in respect of the Volkswagen transaction.

Ballard Material Products Asset Sale

On January 31, 2013, we completed the sale of substantially all of the assets in our Lowell, Massachusetts based Material Products division to ALY Holdings LLC (“ALY Holdings”) in partnership with the division’s senior management, through AvCarb LLC, a new company formed as a result of the transaction, for gross cash proceeds of $10.5 million and additional potential proceeds of up to $1.5 million. The additional proceeds of up to $1.5 million are payable in 2014 and 2015 (through a GDL product credit) if the former Material Products division attains certain financial results in 2013.

As part of the transaction, Ballard and AvCarb entered into a non-exclusive agreement for the supply of gas diffusion layer (“GDL”) materials by AvCarb for Ballard’s products.  Ballard also granted a non-exclusive license to certain of its GDL patents to AvCarb.

Ballard is required to indemnify AvCarb in respect of, and hold them harmless against, amongst other things, Damages (as the term is defined in the transaction agreement) incurred or suffered by AvCarb or any Affiliate thereof resulting from, relating to or constituting any liability, obligation or commitment of the Seller under or related to any applicable environmental laws to the extent arising out of or in connection with (i) any actual or alleged violation of, non-compliance with or liability under, any environmental law, in any case arising out of circumstances or conditions occurring on or prior to the closing date in connection with any acquired assets, (ii) the release of any materials of environmental concern on or prior to the closing date at, on, in, under or migrating onto or from, any of the acquired assets or any property formerly owned, leased or used by Ballard Material Products Inc. or any of its  predecessors or affiliates, (iii) the transportation, storage, release or recycling of, or arrangement for such activities with respect to, materials of environmental concern from, at or to any location on or prior to the closing date, (iv) the exposure of any person, on or prior to the closing date, to materials of environmental concern that were generated from or located on or in any property currently or formerly owned, leased or used by the Ballard Material Products Inc. or any of its predecessors or affiliates, and (v) any division, subsidiary or predecessor of, or any property owned, leased or used by, Ballard Material Products Inc. that was sold or otherwise transferred on or prior to the closing date.

The indemnification obligation is conditioned on AvCarb’s not undertaking any subsurface investigation, drilling, excavation or other disturbance (unless reasonably necessary for normal maintenance of existing structures and improvements or for the expansion of existing structures or construction of new structures on the purchased property) or otherwise precipitating through its actions any Damages for a period of four years from the closing date of the transaction.  Ballard’s obligations are limited to 90% of the total cost of the remedial work required to comply with the remedial requirements applicable to properties used for industrial or commercial purposes.

Ballard filed the sale agreement on SEDAR on February 8, 2013 as an attachment to the Material Change Report in respect of the Ballard Material Products transaction.

IdaTech Asset Acquisition

On August 1, 2012, we completed the acquisition of key assets and product lines from IdaTech LLC (“IdaTech”), a former customer of Ballard. In exchange for $7.5 million of Ballard shares issued from treasury (7.1 million Ballard shares valued at $1.05 per share based on our share price as of the acquisition date), we acquired IdaTech’s key assets including fuel cell systems inventory, prepaid rights to inventory, product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a manufacturing facility in Tijuana, Mexico, and certain property, plant and equipment. Acquired fuel cell systems inventory, prepaid rights to inventory, product lines and intellectual property consist of both direct hydrogen units as well as methanol fuelled units.

As part of the transaction, IdaTech agreed to contract manufacture products for Ballard until the end of the year.   The transaction also provided Ballard with an option to assume control of IdaTech’s contract manufacturing facility in Tijuana, Mexico, which Ballard exercised as of January 2013.

Ballard filed the agreement on SEDAR on August 2, 2012 as an attachment to the Material Change Report in respect of the IdaTech asset acquisition.

Superior Plus Transaction and Associated Material Contracts

We entered into an arrangement agreement dated October 30, 2008 with Superior Plus (the "Arrangement Agreement"), which specified the parties’ respective obligations with respect to the Superior Plus Transaction.  That transaction was implemented by way of a statutory plan of arrangement under section 192 of the Canada Business Corporations Act, whereby Ballard caused its entire business and operations, including all assets and liabilities, to be transferred to a new corporate entity, such that the new corporate entity now has all of the same assets, liabilities, directors, management and employees as Ballard formerly had under its old corporate entity, except for its tax attributes.  Under the arrangement, Ballard shareholders exchanged their common shares in the capital of the old corporate entity for common shares in the capital of the new corporate entity on a one-for-one basis, and Superior Plus obtained 100% of the common shares in the capital of Ballard’s old corporate entity.  Ballard received a cash payment of approximately C$46.3 million (C$41 million net of expenses) in consideration for allowing Superior Plus to use its old corporate entity as the vehicle to complete its conversion from an income trust to a corporation.  Following completion of the Superior Plus Transaction, Ballard continued to carry on its business operations as a public entity, and retained all the rights it previously held to related intellectual property.

The purpose of the Superior Plus Transaction was to obtain non-dilutive financing for Ballard.  In addition to the increase in both Ballard’s cash reserves and shareholders’ equity of approximately C$41 million, the Superior Plus Transaction allowed Ballard to step up the Canadian tax basis in its assets, which may be applied towards sheltering future taxable income.

Indemnification Arrangements

We entered into an indemnification agreement with Superior Plus dated December 31, 2008 (the "Indemnity Agreement"), which specifies the parties’ respective continuing indemnification obligations to the other.  The Indemnity Agreement provides that we are liable to Superior Plus for all Losses (as defined in the Indemnity Agreement) which it may suffer, sustain, pay or incur, and we will indemnify and hold Superior Plus harmless from and against all Losses which may be brought against or suffered by Superior Plus or which Superior Plus may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)
any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Ballard which occurred prior to the Effective Time (as defined in the Indemnity Agreement);

(b)
any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Ballard which occur on or after the date of the Indemnity Agreement; and

(c)
any breach (including any failure or inaccuracy) of any of the representations and warranties of Ballard under the Arrangement Agreement, or any failure of Ballard to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement, excluding any Losses which Superior Plus may suffer, sustain, pay or incur, relating to or based upon the existence or availability of Superior Plus’ Tax Pools (as defined in the Indemnity Agreement), other than as a result of fraud or wilful misrepresentation.

The Indemnity Agreement also provides that Superior Plus will be liable to the Corporation for all Losses which the Corporation may suffer, sustain, pay or incur and will indemnify and hold the Corporation harmless from and against all Losses which may be brought against or suffered by the Corporation or which the Corporation may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with any breach (including any failure or inaccuracy) of any of the representations and warranties of Superior Plus under the Arrangement Agreement, or any failure of Superior Plus to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement.

The Indemnity Agreement does not contain any limit on the amount of the claims that can be indemnified nor is there any threshold before indemnification is provided. In addition, the Indemnity Agreement specifically extends the limitation period within which a party is entitled to make a claim under the Indemnity Agreement to two years after the notice of claim with respect to such obligation was given.  However, with the exception of certain limited adjustments to address differences in the amount of specific Tax Pools of Ballard, which is described below, the indemnification provisions of the Indemnity Agreement do not provide indemnification to Superior Plus in respect of the amount or the availability of the Tax Pools.

The Indemnity Agreement also provides for certain compensation payments to be made by Ballard and Superior Plus depending on the final determination of the amount of certain Tax Losses (as defined in the Indemnity Agreement) of Ballard to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement Agreement was executed or to the extent that such Tax Pools are used to reduce Ballard’s income, taxable income, or income taxes for any period ending at any time at or before the completion of the Arrangement. Ballard’s obligations under the Indemnity Agreement relating to NCL Obligations (as defined in the Indemnity Agreement) are limited to an aggregate of C$7,350,000 with a threshold amount of C$500,000 before there is an obligation to make a compensation payment.

The Indemnity Agreement provides detailed procedures for claims under the Indemnity Agreement, which, provided Ballard acknowledges liability under the Indemnity Agreement with respect to such matter, gives Ballard the right to elect to take carriage and control of the dispute process relating to such claims.

RISK FACTORS

An investment in our common shares involves risk.  Investors should carefully consider the risks and uncertainties described below and the other information contained in, and incorporated into, this Annual Information Form, including "Management’s Discussion and Analysis" and our financial statements for the year ended December 31, 2013. The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. The commercialization of our fuel cell products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to significantly reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as ICEs and batteries.  We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products.  We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our fuel cell products or that we will be able to acquire or license the required technology from third parties.

In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control.  If these field tests reveal technical defects or reveal that our products do not meet performance goals, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs.  We may never become profitable.  Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.  For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability.  We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes.  In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk.  The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability.  In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We may not be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions.  We may not be able to successfully execute our business plan.  If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan.  We cannot predict with certainty our future revenues or results from our operations.  If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well.  In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt.  If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

In our engineering services market, we depend on a single customer for the majority of our revenues.

We provide most of our services in the engineering services market to a single customer, Volkswagen AG, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Our future success in this market is dependent upon the continued demand by this customer and expansion of our customer base. Any decline in or loss of demand from this customer or other customers for any reason may have a negative impact on our revenues, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations or file for bankruptcy.

In our material handling market, we depend on a single customer for the majority of our revenues.

We sell most of our products in the material handling market to a single customer, Plug Power, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Any decline in business with this customer could have an adverse impact on our business, financial condition and results of operations. Our future success is dependent upon the continued purchases of our products by this customer. Any fluctuations in demand from this customer or other customers may negatively impact our business, financial condition and results of operations. If we are unable to broaden our customer base and expand relationships with other potential customers, our business in this market will continue to be impacted by unanticipated demand fluctuations due to our dependence on a single customer. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customer’s deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in a single customer’s forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations, or file for bankruptcy;  and (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if our major customer declared bankruptcy or delayed payment of their receivables.

We have limited experience manufacturing fuel cell products on a commercial basis.

To date, we have limited experience manufacturing fuel cell products on a commercial basis.  We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections.  While we currently have sufficient production capacity to fulfill customer orders in the near-term, we expect that we will increase our production capacity based on market demand.  We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur.  Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand.  If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected.  Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Global economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers.

Current global economic conditions may adversely affect the development of sales of our products, and thereby delay the commercialization of our products.  Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect our revenues and operating results to vary significantly from quarter to quarter.  As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful.  Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately.  We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices.  As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts.  Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and restrict our ability to secure required funding to pursue our commercialization plans.

We could be adversely affected by risks associated with acquisitions.

We may in future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We are subject to risks inherent in international operations.

Our success depends in part on our ability to secure international customers.  We have limited experience developing and manufacturing products that meet foreign regulatory and commercial requirements in our target markets.  We face numerous challenges in our international business activities, including war, insurrection, civil unrest, strikes and other political risks, negotiation of contracts with government entities, unexpected changes in regulatory and other legal requirements, fluctuations in currency restrictions and exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws.  Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

We report our financial results in United States dollars. Our operating expenditures are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar. We generate the majority of our revenues in United States dollars while the majority of our operating expenditures are incurred in

Canadian dollars. As a result, any increase in the value of the Canadian dollar, relative to the United States dollar, increases the amount of reported operating expenditures without a corresponding increase in revenues. Exchange rate fluctuations are beyond our control, and the Canadian dollar may appreciate against the United States dollar in the future, which would result in higher operating expenditures and lower net income. In order to reduce the potential negative effect of a strengthening Canadian dollar, we occasionally enter into various hedging programs. However, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Commodity prices, in particular the price of platinum and palladium, affect our costs.  Platinum and palladium are key components of our fuel cell products.  Platinum and palladium are scarce natural resources and we are dependent upon a sufficient supply of these commodities.  While we do not anticipate significant near or long-term shortages in the supply of platinum or palladium, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products.  In order to reduce the impact of platinum price fluctuations, we occasionally enter into various hedging programs.

We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.

To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs.  We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate, durable or safe products or, if they do manufacture such products, that they will choose to use our fuel cell products.  Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products and services.

We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products.  A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products.  In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans. To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

We currently face and will continue to face significant competition.

As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells.  Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets.  Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

Within the PEM fuel cell market, we also have a large number of competitors.  Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components.  Each of these competitors has the potential to capture market share in each of our target markets.

Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel.  As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel.  Recruiting personnel for the fuel cell industry is highly competitive.  We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.  Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Public policy and regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products.  Environmental laws and regulations in the United States and other countries have driven interest in fuel cells.  We cannot guarantee that these laws and policies will not change.  Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies.  In addition, as fuel cell products are introduced into our target markets, the United States government and other governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies.  If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property.  We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property.  However, some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2011 and 2027.  Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past.  Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, there is no assurance that: (a) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (b) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others. However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us.  The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in electrical products, and in products that use hydrogen or hydrogen-rich reformate fuels.  High-voltage electricity poses potential shock hazards, and hydrogen is a flammable gas and therefore a potentially dangerous fuel. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products. Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour.  In addition, we may be held responsible for damages beyond the scope of our insurance coverage.  We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

ADDITIONAL INFORMATION

Additional information regarding Ballard may be found on SEDAR at www.sedar.com.  In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under security compensation plans is contained in our information circular for our most recent annual meeting of securityholders that involved the election of directors.  Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2013, each interim financial statement issued after December 31, 2013, our management proxy circular and our Annual Report may be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8, or on our website at www.ballard.com.

APPENDIX "A" AUDIT COMMITTEE MANDATE

Purpose

The purpose of the Audit Committee (the "Committee") is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and the public, the systems of corporate controls which management and the board of directors have established, and overseeing the audit process.  The Committee also is mandated to review and approve all related party transactions, as further described below under "Duties and Responsibilities", other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

More specifically the purpose of the Committee is to satisfy itself that:

A)
the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)
the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements for which approval authority has been delegated to the Committee hereunder;

C)
the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)
the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for recommending the appointment (for  approval by the shareholders at the Corporation’s annual meeting of shareholders) of, and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)
the internal audit function is being effectively carried out, that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary, and that any matter which the internal auditor wishes to bring to the attention of the Committee or board of directors has been addressed;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

Composition and Eligibility

A)
Following each annual meeting of shareholders of the Corporation, the board will appoint from its members not less than three directors to serve on the Committee.  Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or requirements of the Canadian securities regulatory authorities under National Instrument 52-110, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission.   Directors who have served as the CEO of the Corporation at any time, or as the CFO within the past three years, are ineligible for appointment to the Committee.

B)
Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation.  Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)
All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

D)	At least one member of the Committee must be an audit committee "financial expert" as defined by the applicable rules set out by the U.S. Securities and

Exchange Commission (the "SEC") or any other regulatory authority. The financial expert must have all of the following five attributes:

(i)
an understanding of Generally Accepted Accounting Principles ("GAAP") or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience, based on the determination by the board of directors as to the specific experience, which satisfies this requirement.

E)
Any member of the Committee who serves on more than three public company audit committees must inform the Chair of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings

A)
The Committee will meet at least quarterly.  The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions.  The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)
The Committee will appoint its own Secretary, who need not be a director. The Secretary in conjunction with the Chair of the Committee will draw up an agenda, which will be circulated, in advance to the members of the Committee with the materials for the meeting.  The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

C)	Meetings will be chaired by the Chair of the Committee, or if the Chair is absent, by a member chosen by the Committee from among themselves.

D)
If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

E)
All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions.

F)	The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions.

G)
The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee and will appear before the Committee when requested to do so by the Committee.

H)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

I)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

J)	A majority of Committee members constitute a quorum.

K)
All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

L)
The minutes of all meetings of the Committee will be provided to the board of directors.  The Chair of the Committee will provide an oral report on the Committee’s activities to the board of directors at the next regularly scheduled meeting of the board following each Committee meeting.

M)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

N)
The Committee may form and delegate authority to subcommittees.  In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

Duties and Responsibilities

A)	Investigations

The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee.  The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

B)	Financial Reporting Control Systems

The Committee will:

(i)	review with management any significant changes in financial risks facing the Corporation;

(ii)	review with management procedures followed with respect to disclosure controls and procedures;

(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

(iv)	annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the

Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

(v)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Corporate Governance & Compensation Committee ("CGCC") to the board;

(vi)
establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(vii)	discuss and consider policies with respect to risk assessment and risk management, including:

a)	review and periodic approval of management’s risk philosophy and risk management policies;

b)	review with management, at least annually, of reports demonstrating compliance with risk management policies; and

c)
discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

(viii)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

C)	Interim Financial Statements

The Committee will, prior to their release, review and approve the interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors.  This will include significant transactions, which have occurred in the quarter.

D)	Annual Financial Statements and Other Financial Information

The Committee will:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

(iii)
obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(v)
review and approve the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, and discuss them in detail with the Corporation’s officers and the external auditors;

(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

(vii)
before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

E)	Relationship with External Auditors

The Committee will:

(i)
recommend the appointment of the external auditors (for approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.  The external auditors will report directly to the Committee. The Committee will not recommend the appointment of an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

(iii)	review the quarterly and annual representation letters given by management to the external auditors;

(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (G) below, "Independence of External Auditors";

(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)
approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries.  Specifically, the Committee must not allow the external auditors to provide the following services:

a)	bookkeeping services;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

f)	investment banking, broker, dealer or investment advisor services;

g)	management and human resources services;

h)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

i)	any other services that the Public Company Accounting Oversight Board or the Canadian Public Accountability Board determines by regulation, or the Corporation’s board of directors determines, to be impermissible.

(vii)	review quarterly all fees paid to external auditors;

(viii)	review performance against audit proposal plan;

(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

(x)	receive from the external auditors a report with respect to:

a)	all critical accounting policies and practices;

b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ "preferred treatment";

c)	any other material written communications between the external auditors and management;

d)	the internal quality-control procedures of the external auditors;

e)
any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

f)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section (G) below “Independence of External Auditors”;

(xi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

(xii)
ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

F)	Treasury

The Committee will:

(i)	review and approve the Treasury Policy;

(ii)	review the quarterly Treasury Report;

(iii)	review and approve the Foreign Exchange Policy; and

(iv)	review and approve any commodities hedging policy.

G)	Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

(i)
receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1 and CICA Handbook Section 5751;

(ii)
reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any relationships or services between the external auditors and the Corporation or any other relationships or services that may impact the objectivity and independence of the external auditors;

(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

(iv)
ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

H)	Internal Audit and Controls

(i)
The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

(ii)	The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

(iii)	The Committee will annually review and approve the internal audit plan.

(iv)	The Committee will regularly review progress against the approved internal audit plan, and adjust the plan to deal with emerging issues as required.

I)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the CGCC, including, but not limited to, executive employment agreements and compensation matters.  A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

(i)	a director or executive officer of the Corporation;

(ii)	any nominee for election as a director of the Corporation;

(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

(v)
receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

(vi)	discuss such related party transactions with the representatives of the relevant parties (the "Representatives") and with the Corporation’s executive officers;

(vii)	review the terms and conditions of each related party transaction;

(viii)	with respect to the holders of common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

(ix)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

(x)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

(xi)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

(xii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all modifications to existing loans and advances to the Corporation’s executive officers or directors.

J)	Other

The Committee will:

(i)	perform an annual review of management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy;

(ii)	perform an annual review of the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy, with any recommended changes being forwarded to the board for approval;

(iii)	perform an annual review of the succession plans for the Corporation’s CFO and Controller;

(iv)	perform an annual review of this Committee mandate, with any recommended changes being forwarded to the CGCC and ultimately the board for approval; and

(v)	annually review the audit of the expense reports of the Chair of the Board of Directors and the CEO.

K)	Performance Evaluation

The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

COMMITTEE TIMETABLE

The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
A)	Financial Reporting Control Systems
(i)	Review with management any significant changes in financial risks facing the Corporation.		✓		✓			✓			✓
(ii)	Review with management procedures followed with respect to disclosure controls and procedures.		✓		✓			✓			✓
(iii)	Review the management letter from the external auditor and corporation’s responses to suggestions made.				✓
(iv)	Annually review the Committee mandate.		✓
(v)
Review specific matters as required affecting financial reporting such as insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions.
✓
(vi)	Review the appointment of the financial senior executives of the Corporation.		✓		✓			✓			✓
(vii)
Establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and review submissions as received.
			✓		✓			✓			✓
(viii)	Discuss and consider policies with respect to risk assessment and risk management.												✓
(ix)	Meet separately and periodically, no less than annually, with management, with internal auditors (or persons responsible for the internal audit function) and with independent auditors.		✓		✓			✓			✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
B)	Interim Financial Statements
(i)	Review and approval of interim financial statements and MD&A.				✓			✓			✓
C)	Annual Financial Statements and Other Financial Information
(i)	Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.		✓		✓			✓			✓
(ii)	Obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration.		✓		✓			✓			✓
(iii)
Obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers.
✓
(iv)	Review summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments.		✓		✓			✓			✓
(v)	Discuss the annual financial statements, MD&A and the auditors’ report thereon in detail with the Corporation’s officers and the external auditors.		✓
(vi)	Review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents.		✓
(vii)	Before the release of each quarterly report and annual financial statements, discuss with the external auditors all matters required by SAS 61 and Handbook section 5751.		✓		✓			✓			✓
(viii)	Provide the board with a recommendation for approval of the annual financial statements.		✓
(ix)	Discuss earnings press releases and earnings guidance as well as the release of significant new financial information.		✓		✓			✓			✓
D)	Relationship with External Auditors
(i)	Annually appoint (subject to shareholder approval) external auditor.		✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(ii)	Annually review and approve terms of engagement and determine remuneration of external auditor.										✓
(iii)	Review representation letters given by management to external auditor.		✓		✓					✓	✓
(iv)	Monitor the external auditor’s qualifications and independence through the activities listed in Section F.		✓
(v)	Review the audit plan with the external auditors and approve all substantive audit services in advance.										✓
(vi)	Approve permissible non-audit services in advance.		✓		✓					✓
(vii)	Review all fees paid to external auditors.		✓		✓					✓	✓
(viii)	Review performance against audit proposal plan.		✓
(ix)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.		✓		✓					✓	✓
(x)	Receive a report from the external auditor with respect to:
	(a) all critical accounting policies and practices;		✓
	(b) all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;		✓
	(c) any other material written communications between the auditor and management;		✓
	(d) the internal quality-control procedures of the external auditors;		✓

(e)   any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by such firm, and any steps taken to deal with any such issues; and
✓
	(f) all relationships between the external auditors and the Corporation, as detailed in §(i) under Section F – Independence of External Auditors.		✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(xi)	Resolve all disagreements between management and the external auditors regarding financial reporting				✓					✓	✓
(xii)
Ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.
✓
E)	Treasury
(i)	Review and approve the Treasury Policy.				✓
(ii)	Review the Quarterly Treasury Report.		✓		✓					✓	✓
(iii)	Review and approve the Foreign Exchange Policy.				✓
F)	Independence of External Auditors
(i)	Receive from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISB No. 1.		✓
(ii)
Review and actively discuss with the Board of Directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors.
✓
(iii)	Recommend, if necessary, that the Board take action to satisfy itself, of the external auditors’ independence.		✓
(iv)
Ensure that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit
			✓		✓					✓	✓
G)	Internal Audit and Controls
(i)	Ensure that the Corporation has appropriate systems of internal control.		✓		✓			✓			✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(ii)	Review quarterly the internal auditors’ report on the adequacy of the internal controls, policies and procedures.		✓		✓			✓			✓
(iii)	Annually review and approve internal audit plan				✓
H)	Related Party Transactions
(i)	Review and approve the Corporation’s related party transactions over US$60,000.		✓		✓			✓			✓		✓
(ii)	Review a summary of the Corporation’s related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the Committee.		✓		✓			✓			✓		✓
I)	Other
(i)	Annually review management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy.												✓
(ii)	Annually review the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy, with any recommended changes being forwarded to the board for approval												✓
(iii)	Annually review the succession plans for the Corporation’s CFO and Controller.												✓
(iv)	Annually review the audit of expense reports of the Chair of the Board of Directors and the CEO.				✓
J)	Performance Evaluation
(i)	Review annual evaluation of the Committee’s performance.		✓